Exhibit 99.1

Dear Shareholders,

As we embark on the new undertakings and challenges that 2017 holds, it is important that we reflect on the experiences and achievements from this past year, set our objectives for CNH Industrial for 2017 and plot our course for years to follow.

During 2016 we experienced a variety of trading conditions across the various markets and geographies in which the Group operates. Despite the challenging demand conditions in many of our core businesses, particularly in the Agricultural Equipment segment, we were able to offset these headwinds with profit improvements in our Commercial Vehicles and Powertrain segments, position our products amongst the best in the marketplace and put our technological leadership on display. Overall, our financial results for 2016 were in line or better than the financial objectives we announced at the start of the year; a significant achievement in the prevailing environment.

Acquisitions and alliances contributed to setting a positive tone for 2016 and for the years to come. Last September we announced our exclusive alliance with Hyundai Heavy Industries for the global production and development of mini-excavators which will enter into production in the first quarter of 2017. This was followed by the announcement of our acquisition of the agricultural grass and soil business of Kongskilde Industries, which will see our New Holland Agriculture brand undergo a significant product portfolio extension that will strengthen its product offering.

Innovation was at the heart of our Company’s activities this year with the unveiling of our autonomous tractor concepts through our Case IH and New Holland Agriculture brands at The Farm Progress Show in the United States. This development makes us the first in our industry to introduce a specific and unique design coupled with autonomous technology.

In the commercial vehicles business, at the International Motor Show in Germany, Iveco presented its Z Truck concept, the coupling of a natural gas propulsion powertrain and long distance aero-dynamic and autonomous driving technology. The brand successfully completed the European Truck Platooning Challenge in 2016, an initiative organized by The Netherlands with the overall objective of accelerating the introduction of truck platoons by putting the subject high on the agenda of EU policy makers.

These, along with the other innovations introduced in 2016, demonstrate our commitment to investing in industry leading technologies to ensure the Group’s products remain at the forefront of their respective industries for productivity, product features, and cost competitiveness.

In 2016, CNH Industrial closed the year with:

•	Net revenues of $25.3 billion;

•	Trading profit of $1,248 million, with trading margin of 4.9%

•	Net income of $180 million excluding the $551 million non-tax-deductible charge due to the European Commission settlement.

In terms of our 2016 achievements, we have much to be proud of. While this list is not exhaustive, it is indicative of how we were able to make our mark in the sectors in which we operate:

•	CNH Industrial was named Industry Sector Leader in the Dow Jones Sustainability World and Europe Indices for the sixth consecutive year;

•	CNH Industrial was named to CDP Carbon Disclosure A-List;

•	CNH Industrial was honored with ‘Pillar of the Industry’ and Legacy Award by the Association of Equipment Manufacturers (AEM) in the United States;

•	CNH Industrial was named as one of the Top 150 Best Companies to Work for in Brazil by the publication Guia Você S / A;

•	European Tractor of the Year® (TOTY) award for the Case IH Optum 300 CVX;

•	Best Utility Tractor of the Year for the New Holland Agriculture T5.120;

•	SIMA Silver Innovation Medals for the Autonomous Tractor Concepts from Case IH and New Holland Agriculture;

•	Case Construction Equipment was recognized as ‘Best Construction Equipment Company of the Year’ in India;

•	AE50 innovation awards for Case IH and New Holland Agriculture products from The American Society of Agricultural and Biological Engineers (ASABE);

•	Technical Innovation Awards for Case IH and New Holland Agriculture products at Fieragricola;

•	Multiple awards for Case IH and New Holland Agriculture at the China International Agriculture Machinery Exhibition (CIAME).

We are embracing 2017 with expectations to deliver another important year, with distinct developments for each of our businesses:

•	In Agricultural Equipment we are projecting that the industry demand in the NAFTA and EMEA regions will remain challenging until we see higher agricultural commodity prices, the effect of this should be partially moderated by expected improved demand conditions in the LATAM region as those economies recover.

•	In Construction Equipment, we are anticipating a positive impact from new product launches in our crawler excavator family and a return to growth in the NAFTA region.

•	In Commercial Vehicles we expect to benefit from our investments in the heavy segment of the business in gas powertrains and the semi-off road vehicle classes; while continuing to gain share in the light commercial vehicles segment with our Daily platform.

•	In Powertrain, we expect sustained third party volumes and improved intercompany demand to lead to improved performance.

Therefore, CNH Industrial has set the following guidance(1) for 2017:

•	Net sales of Industrial Activities between $23 billion and $24 billion;

•	Adjusted diluted EPS between $0.39 and $0.41;

•	Net industrial debt at the end of 2017 between $1.4 billion and $1.6 billion.

We remain grateful for the continued support of our shareholders and wish to thank you for being with us on this path which we have pioneered for more than a century. We look forward to sharing what is to come in 2017 with you as we work to gain an ever-greater global presence and leadership in our sectors.

Sergio Marchionne	Richard Tobin
Chairman	Chief Executive Officer

(1)	Guidance is provided based on financial results prepared in accordance with U.S. GAAP, only.